CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated May 1, 2024, and each included in this Post-Effective Amendment No. 101 on the Registration Statement (Form N-1A, File No. 002-53038) of Voya Government Money Market Portfolio (the "Registration Statement").

We also consent to the incorporation by reference of our report dated February 28, 2024, with respect to Voya Government Money Market Portfolio (the "Portfolio") (the portfolio constituting Voya Government Money Market Portfolio) included in the Annual Reports to Shareholders (Form N-CSR) for the year ended December 31, 2023, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 25, 2024